

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2015

<u>VIA E-mail</u>
Mr. Peter R. Porrino
Executive Vice President and
 Chief Financial Officer
XL Group PLC
XL House
8 St. Stephens Green
Dublin 2, Ireland

> **Re: XL Group PLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-10804**

Dear Mr. Porrino:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes to the Consolidated Financial Statements</u>
<u>Note 4. Fair Value Measures, page 141</u>

1. Refer to your discussion of valuation techniques used to fair value your fixed maturity and equity securities on page 127 and herein. Please provide us, for each "class" (refer to comment 2) of Level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

2. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of fixed maturity securities by "major security types" and "classes." In this regard, please tell us why you did not further disaggregate your corporate fixed maturity securities. Your disclosure on page 97 suggests that further disaggregation may be necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants, Christine Allen Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant